SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 02, 2011

DATE, TIME AND PLACE: On May 02, 2011, at 10:30 am, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Messrs. Manoel Horácio Francisco da Silva, Luca Luciani, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian and Carmelo Furci. Pursuant to the provided for in Section 29, paragraph 2 of the Company’s By-Laws, Messrs. Gabriele Galateri di Genola e Suniglia, Stefano de Angelis, Andrea Mangoni and Giancarlo Sarti attended the meeting by means of video/audio conference, the last one as alternate member, due to the justified absence of Mr. Marco Patuano. Also attended the meeting Messrs. Alberto Emmanuel Carvalho Whitaker, Chairman of the Board of Auditors/Audit Committee, Claudio Zezza, Chief Financial Officer, Antonino Ruggiero, Chief Executive Officer of Intelig, Rogerio Takayanagi, Chief Marketing Officer, Lorenzo Federico Zanotti Lindner, Chief Commercial Officer and Alessandra Catanante, Secretary-General and of the Board of Directors, as well as the representatives of the independent auditors, PricewaterhouseCoopers (“PwC”).

BOARD: Mr. Manoel Horácio Francisco da Silva – Chairman; and Mrs. Alessandra Catanante – Secretary-General.

AGENDA: (1) To resolve on the distribution, among the Board Members, of the compensation of the Board of Directors approved in the Annual and Extraordinary Shareholders’ Meeting held on April 11, 2011; (2) To resolve on the quarterly information report (“ITRs”) of the Company dated as of March 31, 2011, as well as on the ITRs related to 2010 fiscal year prepared on IFRS basis to be resubmitted; (3) Updating about Intelig’s operations; and (4) Other matters related to the items of the agenda or even of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the matters included in the agenda and the related material, which shall be filed in the Company`s headquarters, the Board Members resolved, by unanimous decision, to: (1) approve the distribution, among the Board Members, of the compensation of the Board of Directors approved in the Annual and Extraordinary Shareholders’ Meeting held on April 11, 2011, pursuant to the document filed in the Company`s headquarters, being recorded hereby that Messrs. Luca Luciani, Marco Patuano, Andrea Mangoni e Stefano de Angelis expressly waived to their compensation, and Mr. Patuano waived his compensation trough a letter addressed to the Chairman and filed in the Company`s headquarters, in view of his absence; (2) approve, based on the information furnished by the Company, the Board of Auditors/Audit Committee and the independent auditors: (a) the ITRs of the Company dated as of March 31, 2011; and (b) the ITRs related to 2010 fiscal year, dated as of March 31st, 2010, June 30th, 2010 and September 30th, 2010, prepared on IFRS basis to be resubmitted, according to the CVM Resolution nr. 603/2009 and its further amendments. Such reports were subject to a limited revision by the independent auditors of the Company, PwC. The board members declared their satisfaction and congratulated the Board of Officers for the results reached by the Company in this quarter; (3) acknowledge about the status of Intelig’s operations; and (4) It was informed by the board members that the term of issuance of the support material is not being attended and in view of this, it was required that the referred material be issued within the term according to the Internal Rules of Procedure of the Board of Directors.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Manoel Horácio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Stefano de Angelis, Andrea Mangoni, Maílson Ferreira da Nóbrega, Adhemar Gabriel Bahadian, Carmelo Furci and Giancarlo Sarti.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), May 02, 2011.

ALESSANDRA CATANANTE Secretary-General and of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:May 2 , 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.